EXHIBIT 99.1

HEXO strengthens leadership team, appoints Donald Courtney as Chief Operating Officer

GATINEAU, Quebec, May 22, 2019 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NYSE-A: HEXO) is further strengthening its leadership team by appointing Donald Courtney as Chief Operating Officer.

“I am really pleased to welcome Donald to our leadership team,” said HEXO Corp CEO and co-founder Sebastien St-Louis. “His experience with innovative, technology-driven companies and his in-depth knowledge of the cannabis industry are great assets to HEXO as we work to create consistent cannabis experiences through a full range of products developed in partnership with Fortune 500 companies. Donald is also a reputable leader and I look forward to seeing him in action with the HEXO team.”

Donald Courtney boasts over 20 years of experience in senior operations positions across several industries, including previous experience in the cannabis industry. Donald has extensive experience with several global food and beverage organizations including Mars Inc, Pepsi Bottling Group and Vincor International and experience in technology with Christie Digital and LG Electronics. Most recently, Donald served as the Chief Operating Officer for MedReleaf.

“I am thrilled to join such a people-centred organization. HEXO Corp has clearly defined growth strategies and a bright future, and I am grateful to be a part of this dynamic organization,” stated Donald Courtney.

About HEXO Corp

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes prize-winning products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp operates with 1.8 million sq. ft of facilities in Ontario and Quebec and has a foothold in Greece to establish a Eurozone processing, production and distribution centre. The Company serves the Canadian adult-use and medical markets. For more information please visit hexocorp.com.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:

Jennifer Smith
1-866-438-8429
invest@HEXO.comwww.hexocorp.com

Media Relations:

Caroline Milliard
(819) 317-0526
media@hexo.com

Director

Adam Miron
819-639-5498